U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 5

          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

    Frank E. Williams, III
    2439 Luckett Avenue
    Vienna, Virginia  22180

2.  Issuer Name and Ticker or Trading Symbol

    Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    July/2000

5. If Amendment, Date of Original (Month/Year)

n/a

6.  Relationship of Reporting Person to Issuer

 X   Director
 X   Officer - Title - President/CEO
 X   10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

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1.  Title of Security

Williams Industries, Inc.  Common Stock

2.  Transaction Date (Month/Year)

    7/2000 (purchases not previously reported on Form 4)
    See Also Form 5 for Frank E. Williams, Jr.
    See Also Form(s) 4

3.  Transaction Code

    Code
    J (purchases under employee stock purchase plan by weekly
          payroll deductions)
    See Also Form 5 for Frank E. Williams, Jr.
    See Also Form(s) 4

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price
     300          A         Various prices by weekly payroll deduction
                            under employee stock purchase plan
    See Form 5 for Frank E. Williams, Jr.
    See Also Form(s) 4

5.  Amount of Securities Beneficially Owned
    at End of the Issuer's Fiscal Year

       937,299, as follows:

    a.  77,309
    b. 518,346 includes 10,000 shares purchased in July 2000 and reported on Form 5 for Frank E. Williams, Jr.
    c. 338,300
    d.     344
    e.   3,000

6.  Ownership Form: Direct (D) or Indirect (I)

    a.  D
    b.  I
    c.  I
    d.  I
    e.  I

7.  Nature of Indirect Beneficial Ownership

a.   n/a
b. Partner-Williams Family Limited Partnership; these shares are duplicative of shares listed in the Form 4 filing for Frank E. Williams, Jr. but are included here because Mr. Williams III has a beneficial interest in the shares as a partner.
c. By Williams Enterprises of Georgia, Inc., in which Mr. Williams has a beneficial interest through shares acquired as a gift and then contributed to the Williams Family Limited Partnership.
d.   By Wife - Mr. Williams III disclaims beneficial ownership
e.   In trust for minor - Mr. Williams III disclaims beneficial ownership

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Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

    Options to Buy


2.  Conversion or Exercise Price of Derivative Security

    See Form(s) 4

3.  Transaction Date (Month/Year)

    See Form(s) 4

4.  Transaction Code

    Code
    See Form(s) 4

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price
    See Form(s) 4

6.  Date Exercisable and Expiration Date (Month/Date/Year)

    See Form(s) 4

7.  Title and Amount of Underlying Securities

    Title - Williams Industries, Inc. Common Stock

    Amount or Number of Shares

    See Form(s) 4

8.  Price of Derivative Security

    See Form(s) 4

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

    2 options as described in Form(s) 4

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

    (D)

11. Nature of Indirect Beneficial Ownership

    n/a

Signature

/s/ - Frank E. Williams, III
      Frank E. Williams, III